Exhibit 21

Name	Jurisdiction
Supplies Distributors S.A.	Belgium
PFSweb Bulgaria EOOD	Bulgaria
Business Supplies Distributors Holdings, LLC	Delaware
LiveArea, Inc.	Delaware
PFSweb Retail Connect, Inc.,	Delaware
Priority Fulfillment Services, Inc.	Delaware
REV Solutions Inc.	Delaware
Supplies Distributors, Inc.	Delaware
CrossView, LLC Conexus, Limited	Delaware England
LiveArea Global Services UK Limited	England
PFS Global Services UK Limited	England
PFSweb GmbH	Germany
PFSweb Global Services Private Limited	India
REVTECH Solutions India Private Limited	India
Priority Fulfillment Services of Canada, Inc.	Ontario
Supplies Distributors of Canada, Inc.	Ontario
LiveAreaLabs, Inc.	Washington